Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115

August 9, 2023

VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re: Athersys, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-273256) (as amended, the “Registration Statement”)
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective on Friday, August 11, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.
If you have any questions regarding this request, please contact our outside counsel, Faith L. Charles of Thompson Hine LLP, at (212) 908-3905 or via email at Faith.Charles@ThompsonHine.com. Please also call Faith L. Charles as soon as the Company’s Registration Statement has been declared effective. Thank you for your attention to this matter.
Sincerely,
Athersys, Inc.

By: /s/ Daniel Camardo
Name: Daniel Camardo
Title: Chief Executive Officer

cc: Faith L. Charles, Thompson Hine LLP
Athersys, Inc. 3201 Carnegie Avenue, Cleveland, Ohio 44115-2634 Phone 216.431.9900 Fax 216.361.9495